March 26, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, Northeast

Washington, D.C. 20549

Re:	G&K Services, Inc.

Form 10-K for the Year Ended June 30, 2012

Filed August 24, 2012

File No. 0-04063

Dear Mr. Spirgel:

With reference to the above-captioned filing, we have reviewed your March 13, 2013 letter. On behalf of G&K Services, Inc., the company’s response to the staff’s comment is set forth below. For reference purposes, the text of the staff’s comment has been reproduced herein in bold, followed by our response.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 19

1.	We note that your segment information on page 59 discloses the company manages and evaluates its operations in two major reportable segments: United States and Canada, based on revenue and costs that are directly attributable to the operating segments, resulting in segment operating income. Please revise your discussion of Results of Operations to address your reportable segment profitability measure, including directly attributable operating costs, consistent with those disclosed in your ASC 280 segment information as is required by Financial Reporting Release No. 36 (Section 501.06). Please provide us with your proposed disclosures.

5995 Opus Parkway

Minnetonka, MN 55343

952.912.5500

952.912.5999 (Fax)

1.800.GKCARES

www.gkservices.com

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Page 2
March 26, 2013

In future filings, we will expand the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a discussion to address our reportable segment profitability measure, which management has determined to be “Income from Operations.” We will include the most important themes and significant matters that management considers in the evaluation of Income from Operations for both of our reportable segments. Our proposed disclosure using the fiscal 2012 comparison to fiscal 2011 is as follows:

Income from Operations. The following is a summary of each operating segment’s income from operations:

	Years Ended
	Fiscal 2012	Fiscal 2011	Change
United States	$26.2	$51.7	($25.5)
Canada	16.1	13.7	2.4

Total	$42.3	$65.4	($23.1)

The decrease in consolidated income from operations in fiscal 2012 compared to fiscal 2011 was primarily due to a $24.0 million charge related to the withdrawal from a multi-employer pension plan (MEPP), as discussed in Note 10, “Employee Benefit Plans,” of the Notes to the Consolidated Financial Statements. In addition, fiscal 2011 included a previously disclosed $5.9 million benefit from a change in our business practices regarding the replacement of certain lost or damaged in-service towel and linen inventory, as discussed in Note 1, “Summary of Significant Accounting Policies, Revenue Recognition,” of the Notes to the Consolidated Financial Statements that did not recur in fiscal 2012. Significant changes within the operating segments are also described below.

United States. Income from operations decreased $25.5 million to $26.2 million in fiscal 2012 from $51.7 million in fiscal 2011. The decrease was primarily driven by the fiscal 2012 charge associated with the withdrawal from a MEPP noted above as well as the absence of the benefit in fiscal 2012 from the change in business practices regarding the replacement of certain lost or damaged in-service towel and linen inventory noted above that occurred in fiscal 2011. These unfavorable fiscal 2012 variances were offset by increased revenue, improved production and delivery productivity, lower depreciation and amortization expense and lower selling expenses in fiscal 2012 compared to fiscal 2011.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Page 3
March 26, 2013

Canada. Income from operations increased $2.4 million to $16.1 million in fiscal 2012 from $13.7 million in fiscal 2011. The increase in fiscal 2012 was primarily driven by increased revenue and improved production and delivery productivity compared to fiscal 2011. These favorable fiscal 2012 variances were offset by the absence of the benefit in fiscal 2012 from the change in business practices regarding the replacement of certain lost or damaged in-service towel and linen inventory noted above that occurred in fiscal 2011.

*        *        *         *        *        *

In connection with responding to the staff’s comments, G&K Services, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon review of this response letter, if you have any additional questions or wish to discuss any of the responses, please do not hesitate to contact me at (952) 912-5500.

Sincerely,

/s/ Jeffrey L. Wright

Jeffrey L. Wright

Executive Vice President and Chief Financial Officer

c:	Mr. Douglas A. Milroy, Chief Executive Officer

Jeffrey L. Cotter, Esq., Vice President and General Counsel

Mr. Thomas J. Dietz, Vice President and Controller

Audit Committee of the Board of Directors